KEEGAN RESOURCES INC.
600 – 1199 West Hastings Street
Vancouver, BC
V6E 3T5

FOR IMMEDIATE RELEASE

Toronto Stock Exchange:  KGN
NYSE Amex:  KGN

May 26, 2009

KEEGAN RESOURCES CLOSES OFFERING

Vancouver, British Columbia; May 26, 2009 – Keegan Resources Inc. (“Keegan”) – Keegan is pleased to announce the closing of a previously announced underwritten bought deal share offering of 7 million common shares at the issue price of $2.40 per share.  The underwriters have exercised the over-allotment option of an additional 1 million common shares, bringing the total aggregate gross proceeds raised under the offering to $19,200,000.

As part of their compensation, Keegan issued to the underwriters warrants to purchase up to 400,000 common shares of Keegan at the price of $3.10 per share for a period of 18 months after the closing.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.  The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For more information please visit Keegan’s website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.